James Hardie Investor Day 2024 DAY ONE | FRIDAY, JUNE 21ST | WASHINGTON D.C. © 2023 Warner Bros. Discovery, Inc. or its subsidiaries and affiliates. All trademarks are the property of their respective owners. All rights reserved. Exhibit 99.2

2 JAMES HARDIE INVESTOR DAY 2024 Cautionary Note on Forward-Looking Statements Cautionary note on forward-looking statements This Management Presentation contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission on Forms 20-F and 6-K, in its annual reports to shareholders, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, representatives of the media and others. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward- looking statements but are not the exclusive means of identifying such statements. These forward-looking statements are based upon management's current expectations, estimates, assumptions, beliefs and general good faith evaluation of information available at the time the forward-looking statements were made concerning future events and conditions. Readers are cautioned not to place undue reliance on any forward-looking statements or rely upon them as a guarantee of future performance or results or as an accurate indication of the times at or by which any such performance or results will be achieved. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are unforeseeable and beyond the Company’s control. Many factors could cause actual results, performance or achievements to be materially different from those expressed or implied in this Management Presentation, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2024, which include, but are not necessarily limited to risks such as changes in general economic, political, governmental and business conditions globally and in the countries in which the Company does business, including; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Management Presentation except as required by law. All amounts are in US Dollars, unless otherwise noted Use of non-GAAP financial information; Australian equivalent terminology This Management Presentation includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures are or may be non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with GAAP. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management Presentation, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see slides titled “Non-GAAP Financial Measures” included in this Management Presentation. In addition, this Management Presentation includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with GAAP, the Company provides investors with definitions and a cross-reference from the non-GAAP financial measure used in this Management Presentation to the equivalent GAAP financial measure used in the Company’s Consolidated Financial Statements. See slides titled “Non-GAAP Financial Measures” included in this Management Presentation.

3 JAMES HARDIE INVESTOR DAY 2024 Formalities Attendance Presentations Welcome Bags Charging Your Items Badges & Groups Agenda

4 JAMES HARDIE INVESTOR DAY 2024 Agenda: Day One DAY ONE | FRIDAY, JUNE 21ST | WASHINGTON D.C. Registration/Breakfast at Sheraton Reston All Logistics Overview James Brennan-Chong Welcome Aaron Erter, CEO People Strategic Priorities Farhaj Majeed APAC John Arneil Europe Christian Claus 9:00am Break for 5min North America Sean Gadd Dream Builder Chad Fredericksen Day One Wrap-Up Aaron Erter, CEO Q&A All 10:15am Break for 45min Dream Builder Workshop All Lunch All New Construction Panel John Madson Travel to Field Visit Field Visit All Travel to Hotel Reception at Sheraton Reston All Dinner at Sheraton Reston All

5 JAMES HARDIE INVESTOR DAY 2024 Agenda: Day Two DAY TWO | MONDAY, JUNE 24TH | NEW YORK Registration/Breakfast at Pendry Hotel All Logistics Overview Joe Ahlersmeyer Welcome Aaron Erter, CEO Finance Strategic Priorities Rachel Wilson, CFO Global Operations Strategic Priorities Ryan Kilcullen 9:00am Break for 5min ESG Roadmap Jill Kolling Innovation Strategic Priorities Joe Liu Long-Term North America Aspirations Aaron Erter, CEO Q&A All ~10:15am Travel to Field Visit #1 Field Visit #1 All Travel to Lunch Lunch All Repair & Remodel Panel John Madson Travel to Field Visit #2 Field Visit #2 All Travel Dinner at Yankee Stadium All Travel to Pendry Hotel

6 JAMES HARDIE INVESTOR DAY 2024 Zero Harm EXIT WATER Stay Together as a Group Utilize Safety Equipment When Provided (E.g., Hard Hats, etc.) Stay Hydrated and Leverage Facilities as Needed Please be Aware of Your Surroundings and Identify the Nearest Emergency Exit

7 JAMES HARDIE INVESTOR DAY 2024 What The Best Are Made Of

8 JAMES HARDIE INVESTOR DAY 2024 © 2023 Warner Bros. Discovery, Inc. or its subsidiaries and affiliates. All trademarks are the property of their respective owners. All rights reserved. Aaron Erter CHIEF EXECUTIVE OFFICER

9 JAMES HARDIE INVESTOR DAY 2024 Goals For The Two Days “In the Field” Experience the James Hardie Value Proposition What it means to be “Homeowner Focused, Customer and Contractor Driven ” How we Activate Our Purpose

10 JAMES HARDIE INVESTOR DAY 2024 World’s #1 Producer and Marketer of High-Performance Fiber Cement Siding ~5K Employees Worldwide1 Standard Feet of Volume1 Globally~4Bn US Market Capitalization2 1. As of March 31st, 2024 2. Market data as of June 17th, 2024 3. Bloomberg Finance, LP 135+ Years James Hardie: Snapshot ASX: JHX; NYSE: JHX A Total Shareholder Return3 0% 50% 100% 150% 200% 250% 300% Since September 2022 5-Year 10-Year James Hardie ASX 200 S&P 500 $21Bn $14Bn

# James Hardie Global Reach

## FY24 GROUP RESULTS

Net Sales
US $3.9 billion
+4% vs FY23

Adjusted EBIT
US $941 million
+21% vs FY23

### Net Sales By Region



EUROPE
12%
APAC
14%
74%
US



### NORTH AMERICA

Net Sales
US $2.9 billion
+4% vs FY23

EBIT
US $921 million
+20% vs FY23



### EUROPE

Net Sales
US $482 million
+7% vs FY23

EBIT
US $45 million
+70% vs FY23



### APAC

Net Sales
US $563 million
+4% vs FY23

EBIT
US $166 million
+16% vs FY23

GLOBALLY
Operating Sites: 19 | R&D Centers: 3
○ Manufacturing Facilities
● Research and Development

JamesHardie
11 | JAMES HARDIE INVESTOR DAY 2024

12 JAMES HARDIE INVESTOR DAY 2024 Embracing Our Future Remains Rooted In Our Purpose PURPOSE Building a Better Future for AllTM VISION To inspire how communities design, build, and grow today and tomorrow. MISSION Be the most respected and sought after building materials brand in the world. VALUES SUPPORTED BY OUR FOUNDATIONAL IMPERATIVES Honor Our Commitments Collaborate for Greatness Do the Right Thing Be Bold and Progressive Embrace Our Diversity

13 JAMES HARDIE INVESTOR DAY 2024 Activating Our Purpose Building a Better Future for All Helping kids build the strength of character to weather a lifetime of new challenges Helping America’s Heroes by Providing Mortgage-free Homes Supporting our Veterans and First Responders with Hardie Honors HABITAT STRONG Building efficient, resilient housing for a changing climate $1.85Bn1 Invested in Local Communities Copyright 2023 Tunnel to Towers Foundation. All Rights Reserved. 1. James Hardie FY23 Sustainability Report

14 JAMES HARDIE INVESTOR DAY 2024 The James Hardie Strategy Homeowner Focused, Customer and Contractor Driven Strategic Initiatives 1 Profitably grow and take share where we have the right to win 2 Bring our customers high valued, differentiated solutions 3 Connect and influence all the participants in the customer value chain Supported by Our Foundational Imperatives Zero Harm Hardie Operating System ESG Our People Enabled by Customer Integration Innovative Solutions Brand of Choice Global Capacity Expansion

15 JAMES HARDIE INVESTOR DAY 2024 Executive Leadership Team (ELT) CEO Aaron Erter Chicago CFO Rachel Wilson Chicago Chief HR Officer (CHRO) Farhaj Majeed Chicago President North America Sean Gadd Chicago President APAC John Arneil Sydney President Europe Christian Claus Düsseldorf EVP Global Operations Ryan Kilcullen Chicago Chief Information Officer (CIO) James Johnson Chicago VP ESG/ Chief Sustainability Officer Jill Kolling Chicago VP Head of Transformation Stephen Balsavich Chicago Chief Technology Officer (CTO) Joe Liu Chicago VP Corporate Communications Joel Wasserman Chicago Chief Legal Counsel Tim Beastrom Chicago

# US Housing Fundamentals Support Long-Term Growth

## Repair & Remodel

Housing Stock Aging Into
Prime Remodeling Years

~35M

~35 Million Homes
Aged 20 to 40 Years Old[1]
(Single-**Family Portion +23% vs. '19)**

## New Construction

Cumulative Undersupply
of US Housing

~2.1M

U.S. Housing is Currently
Undersupplied by
~2.1M Units[2]

**Opportunity for Material Conversion and Long-Term Profitable Share Gain**

1. Zonda analysis of US Census Bureau data; 20-40 Years Old defined as "heavy siding remodel years"
2. John Burns Research and Consulting, LLC, June 2024

JamesHardie
16 |
JAMES HARDIE INVESTOR DAY
2024

17 JAMES HARDIE INVESTOR DAY 2024 People Strategic Priorities FARHAJ MAJEED CHIEF HUMAN RESOURCES OFFICER Building a Better Future for All

18 JAMES HARDIE INVESTOR DAY 2024 People Strategic Priorities Building a Better Future for All TM by focusing on what we can control supported by our strategic foundations. Elevating HR to be a Strategic Business Partner An Enabler for Growth Strengthen the Foundation: Design an HR strategy to inform the future vision of HR, establish an operating model to build efficiency in service delivery, and elevate talent systems and methodology in succession planning Build and Transform: Transform the function to accelerate business strategy, driving the transition of the HR function from administrative to a strategic partner Enable and Unlock Sustained Strategic Growth: Serve as an integrated enabler and partner in growth of the business, focusing on opportunities to enhance and build continued efficiency in the business and within the HR function

19 JAMES HARDIE INVESTOR DAY 2024 People Strategy: Core Pillars Strategic People Drivers Build an organization designed with James Hardie Strategy at its center and deliver HR functional excellence Organizational Agility Build a robust and sustainable talent pool enabled by a strong leadership and development capability Great Talent Bring the James Hardie Purpose, Vision, Mission and Values to life to enable and unlock our best Winning Culture Progress to Date Enhanced HR Operating Model Established Annual Global Employee Engagement Survey Optimized Talent and Succession Planning Defined the HR Roadmap Aligned Compensation Framework to Global Strategy Activated Global Diversity, Equity, & Inclusion Goals

20 JAMES HARDIE INVESTOR DAY 2024 Activating Our Strategy: Organizational Agility Global Initiatives Pillar Objective: Build an organization designed with James Hardie Strategy at its center and deliver HR functional excellence Job Architecture HR Transformation Functional Organization Design Establish a global job architecture to serve as the standard infrastructure for the human capital and financial practices that drive the business Optimize HR technology solutions and implement additional technologies to centralize and standardize employee data, increase self-service options, and improve reporting capabilities Leverage industry best practices to define the optimal Organization Design to elevate service delivery and optimize business functionality

21 JAMES HARDIE INVESTOR DAY 2024 Activating Our Strategy: Great Talent Global Initiatives Learning & Development Strategy: Grow@Hardie Development Month Talent Assessment and Succession Planning James Hardie University Launch development month, focusing on learning and professional development opportunities across a variety of topics and experience modalities Enhance the Global Talent Management process to enable the strategic placement of the right people in the right roles at the right time Create a learning culture at James Hardie by establishing: *Learning Philosophy *Learning Facility *Learning Solutions *Learning Structure Pillar Objective: Build a robust and sustainable talent pool enabled by a strong leadership and development capability

22 JAMES HARDIE INVESTOR DAY 2024 Activating Our Strategy: Winning Culture Global Initiatives Wellbeing Strategy Hardie Heartbeat Launch a global wellbeing strategy, inclusive of a comprehensive suite of programs, initiatives, and education resources, with an intentional focus on mental health support Enhance survey to include leadership effectiveness and inclusion index scores, add optional demographics questions and predetermined post survey accountability ESPP Established an Employee Stock Purchase Plan (ESPP) to enable employees to have a greater ownership in the success of the company DEIB Understanding Diversity, Equity, Inclusion and Belonging (DEIB) fuels our culture and business, executing on representation and belonging goals so James Hardie better reflects the communities we serve and feeds an inclusive and equitable culture Pillar Objective: Bring the James Hardie Purpose, Vision, Mission and Values to life to enable and unlock our best

23 JAMES HARDIE INVESTOR DAY 2024 Building a Better Future For All As we transform as an organization, bring our People Strategy to life, and embark on this journey of innovation and enhancement, we will drive success by maintaining: “Purpose” Focused Remain grounded in our James Hardie Purpose & Vision, making decisions that enable HR to be a strategic business partner that supports business growth and delivers an enhanced people experience Holistic Participation Collaborate with cross-functional James Hardie stakeholders to ensure connection and project success as we strive to deliver consistent outcomes and positive customer experiences for the long term Sustainable Progress Design with simplicity and standardization at the center, execute with excellence, and have a continuous improvement mindset, while celebrating success both big and small

24 JAMES HARDIE INVESTOR DAY 2024 APAC JOHN ARNEIL PRESIDENT APAC

25 JAMES HARDIE INVESTOR DAY 2024 APAC Snapshot John Arneil President APAC Net Sales A $856 million +9% vs FY23 EBIT A $253 million +21% vs FY23 APAC North America and Europe Operating Sites: 3 | R&D Centers: 1 APAC Manufacturing Facilities Research and Development 635 778 787 FY21 FY22 FY23 FY24 856 NET SALES A$ millions 177 217 209 FY21 FY22 FY23 FY24 253 ADJUSTED EBIT A$ millions 992 EMPLOYEES1 FY24 SEGMENT NET SALES % of total (in USD) FY24 SEGMENT EBIT % of total (in USD) 28.0% 28.0% 26.5% 29.5% ADJUSTED EBIT MARGIN (%) 1. Average number of employees for Fiscal Year 2024 14% 15%

26 JAMES HARDIE INVESTOR DAY 2024 APAC Strategic Priorities Building a Better Future for All TM by focusing on what we can control supported by our strategic foundations. Profitable Share Gain: Defend and Grow our strong category share of core products in Single-Family New Construction, Multi-Family New Construction, and Alterations & Additions with an emphasis on leveraging our right to win and customer integration Innovation: Accelerate growth against masonry via product and business model innovation Accelerate Material Conversion: Drive material conversion by changing the way homeowners remodel and builders build through demand creation and Co-Creation Homeowner Focused, Customer and Contractor Driven

27 JAMES HARDIE INVESTOR DAY 2024 Profitable Share Gain in ANZ 0 500 1,000 1,500 2,000 2,500 Single- Family Multi- Family A&A Total A $ m ill io n ANZ Siding Opportunity1 JH ANZ Sales Competitive Fiber Cement & Timber Masonry/Other ▪ ANZ is primarily a New Construction market ▪ Opportunity to win against competitive fiber cement, timber, and masonry Defend and Grow in Exterior Cladding A$ 2.2Bn ANZ Siding Opportunity 1. FY23 Management Estimate, includes only Australia and New Zealand (ANZ) siding (excludes our interiors business, Philippines business, and accessories) 2. A&A refers to “Alterations & Additions” Defend and Grow our strong category share of core products in Single-Family New Construction, Multi-Family New Construction, and Alterations & Additions with an emphasis on leveraging our right to win and customer integration 2

28 JAMES HARDIE INVESTOR DAY 2024 Accelerate Material Conversion Through Demand Creation Customer Builder/ Contractor Homeowners Modern Forecast Cause Marketing Customer Marketing Trade Marketing Sponsorships & Influencers Brand of Choice Homeowner Focused, Customer and Contractor Driven

29 JAMES HARDIE INVESTOR DAY 2024 Accelerate Material Conversion Through Co-Creation Stage #1 Buy-In Align on growth plan with builder leadership and gain stakeholder alignment Stage #2 Where to Play & How to Win Identify consumer needs and design/construction methodology to support Stage #3 Collaborate on New Product Development Develop architectural drawings/designs, construction details and implementation plans C o -C re a ti o n P ro c e s s

# Accelerate Growth Against Masonry Via Product & Business Model Innovation

Product Innovation



Hardie™ Fine Texture Cladding



Stria™ Cladding



Linea™ Weatherboard



Axon™ Cladding



Hardie™ Oblique™ Cladding



Hardie™ Brushed Concrete Cladding

JamesHardie

30 | JAMES HARDIE INVESTOR DAY 2024

31 JAMES HARDIE INVESTOR DAY 2024 Europe CHRISTIAN CLAUS PRESIDENT EUROPE

32 JAMES HARDIE INVESTOR DAY 2024 Europe Snapshot Christian Claus President Europe Net Sales €445 million +3% vs FY23 EBIT €42 million +65% vs FY23 FY24 SEGMENT NET SALES % of total (in USD) FY24 SEGMENT EBIT % of total (in USD) Europe North America and APAC Operating Sites: 5 | R&D Centers: 1 EUROPE Manufacturing Facilities Research and Development 12% 4% 445 NET SALES € millions 36 54 25 FY21 FY22 FY23 FY24 42 ADJUSTED EBIT € millions 10.4% 12.9% 5.8% 9.3% 351 421 432 FY21 FY22 FY23 FY24 ADJUSTED EBIT MARGIN (%) 1. Average number of employees for Fiscal Year 2024 1,043 EMPLOYEES1

33 JAMES HARDIE INVESTOR DAY 2024 Europe Strategic Priorities Building a Better Future for All TM by focusing on what we can control supported by our strategic foundations. Fiber Cement Growth: Build foundation for long-term high value product growth, namely panel, via our high quality, low-cost value proposition, specifically targeting project specifiers and architects Fiber Gypsum Growth: Focused growth on high value product solutions with Therm25 flooring and improve core fiber gypsum business by leveraging our value proposition HOS Integration: Execute critical initiatives via Hardie Operating System to drive continuous improvement in our plants, and operational efficiency across our commercial business Customer, Builder, Contractor and Architect Focused

34 JAMES HARDIE INVESTOR DAY 2024 Fiber Cement Façade (High Value Product) ▪ Panel: Focus against Competitive Fiber Cement (CFC) and High Pressure Laminate (HPL) ▪ Plank: Focus against Competitive Fiber Cement (CFC) and Wood Fiber Gypsum ▪ Floor: Therm25 (High Value Product) opportunity against Wet Screed ▪ Wall: Timber frame market for Interior Walls Europe Siding & Interiors Opportunity Grow High Value Products in Fiber Cement and Fiber Gypsum 0 200 400 600 800 1,000 1,200 1,400 1,600 FC Plank FC Panel Fiber Cement Total Fiber Gypsum Total E U € m ill io n EU Siding & Interiors Opportunity1 JH EU Sales CFC Wood HPL Other €2.8Bn Europe Siding & Interiors Opportunity Build foundation for long-term high value product growth 1. FY23 Management Estimate, includes only Fiber Cement siding, and Fiber Gypsum interiors.

35 JAMES HARDIE INVESTOR DAY 2024 Leveraging Our Value Proposition to Support Our Strategic Priorities Fiber Cement Value Proposition FC Panel ▪ Affordable, high-performance solution ▪ Non-combustible ▪ Low maintenance backed by 15-year warranty FC Plank ▪ 20%+ faster installation ▪ Most natural look and aesthetics ▪ Low maintenance backed by 15-year warranty Therm25 Flooring ▪ 100% Dry Solution ▪ Workable after 24hrs ▪ Low Installation Height from 35mm Fiber Gypsum Wall ▪ Single layer construction ▪ Superior fire protection ▪ Thermal efficiency Fiber Gypsum Value Proposition

36 JAMES HARDIE INVESTOR DAY 2024 Support Strategic Execution Through Demand Creation Architect Lead Campaigns Trade Marketing Contractor Events Architect Events Local Campaigns Brand of Choice Builder/ Contractor Customer Customer, Builder, Contractor and Architect Focused

37 JAMES HARDIE INVESTOR DAY 2024 North America SEAN GADD PRESIDENT NORTH AMERICA

38 JAMES HARDIE INVESTOR DAY 2024 North America Snapshot Sean Gadd President North America Net Sales US $2.9 billion +4% vs FY23 EBIT US $921 million +20% vs FY23 FY24 SEGMENT NET SALES % of total (in USD) FY24 SEGMENT EBIT % of total (in USD) 74% 81% North America APAC and Europe Operating Sites: 11 | R&D Centers: 1 NORTH AMERICA Manufacturing Facilities Research and Development 3,337 EMPLOYEES1 FY21 FY22 FY23 FY24 2,040 2,551 2,788 2,891 NET SALES US$ millions FY21 FY22 FY23 FY24 588 741 768 921 ADJUSTED EBIT US$ millions 1. Average number of employees for Fiscal Year 2024 28.8% 29.1% 27.5% 31.9% ADJUSTED EBIT MARGIN (%)

39 JAMES HARDIE INVESTOR DAY 2024 Products for all Components of the Home and Category Segments Products and Home Coverage Products and Category Segments Full Wrap Solution to Drive Material Conversion Hardie® Trim

# Value Proposition: Trusted Protection


Fire Resistance[1]

Watch the
Fire Demonstration video


Water Resistance

Watch the
Dimensional Stability video


Pest Damage Resistant

Watch the
Woodpecker Testimonial video

1. Hardie® siding complies with ASTM E136 as a noncombustible cladding and is recognized by fire departments across the U.S. including Marietta, GA, Flagstaff, AZ and Orange County, CA. Fiber cement fire resistance does not extend to applied paints or coatings, which may be damaged or char when exposed to flames.

JamesHardie
40 | JAMES HARDIE INVESTOR DAY 2024

41 JAMES HARDIE INVESTOR DAY 2024 Value Proposition: Personalized Design & Long-Lasting Beauty Personalized Design Long-Lasting Beauty © 2023 Warner Bros. Discovery, Inc. or its subsidiaries and affiliates. All trademarks are the property of their respective owners. All rights reserved.

42 JAMES HARDIE INVESTOR DAY 2024 - 2,000 4,000 6,000 8,000 10,000 12,000 New Construction Repair & Remodel Total V o lu m e - M M S F US Siding Opportunity1 Fiber Cement Vinyl & Wood Other Long Runway for Growth Through Material Conversion US Siding Opportunity 1. NAHB Home Innovation 2022 + James Hardie CY22 reported volumes, Total assumes James Hardie 90% category share. ▪ Opportunity in R&R to win against vinyl and other wood-look substrates ▪ New Construction remains a significant opportunity for material conversion US Siding Opportunity ~$10Bn ~10Bnsf Accelerate growth in key end markets by driving material conversion.

43 JAMES HARDIE INVESTOR DAY 2024 ▪ Fiber Cement has Increased its Share of Primary Cladding, Gaining Share from Vinyl, Brick and Wood ▪ Ample Opportunity for Further Share Gain in New Construction ▪ Expect Fiber Cement to overtake Vinyl in Future Years underpinned by a commitment to 4%+ PDG Consistent Fiber Cement Share Gains in New Construction Material Share of Primary Cladding1 1. US Census Bureau (Characteristics of New Housing, 2023; Single-Family Completions) 0 5 10 15 20 25 30 35 40 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 % o f h o m e s +9% Share Gain Vinyl Fiber Cement -12% Share Loss Strong Track Record of Material Conversion with Significant Runway Insights on New Construction Market

44 JAMES HARDIE INVESTOR DAY 2024 North America Strategic Priorities Building a Better Future for All TM by focusing on what we can control supported by our strategic foundations. Repair & Remodel: Accelerate growth in key end markets, such as the Northeast and Midwest, by driving material conversion through full wrap solutions with contractors and homeowners against vinyl, and other competitive wood-look hard siding New Construction: Deliver full wrap solutions to defend our robust position and grow share with national and regional single-family builders, through our aligned value chain with our customers and installers Accelerate Profitable Share Gain: Increase demand through an integrated full wrap solution segment commercial approach, including targeted marketing, across the entire value chain Homeowner Focused, Customer and Contractor Driven

45 JAMES HARDIE INVESTOR DAY 2024 Accelerate growth in key end markets, such as the Northeast and Midwest, by driving material conversion through full wrap solutions with contractors and homeowners against vinyl, and other competitive wood-look hard siding ▪ Superior Curb Appeal and Performance ▪ Customer Integration and Amplification: One-to-Many Grow and Enable Our Contractor Base Optimize Installation Homeowner Demand Creation ▪ Personalized Home Visualization ▪ Integrated Marketing Campaign - Localized neighborhood marketing - Jobsite amplification ▪ Targeted Customer Dream Builder Events ▪ Contractor Alliance® Program (CAP) - Increase Number of Pitchers - Enable Current Contractor Business Growth - Better Value and Profitability to Contractor ▪ Expand Addressable Opportunity - Scale Installation Network Base ▪ Safety, Quality, and Efficiency Training ▪ Superior and Localized Business Support - Facilitate Ease of Adoption - Installation Innovation / Support Repair & Remodel

46 JAMES HARDIE INVESTOR DAY 2024 ▪ Product Portfolio: Right Product for Right Price Point Superior Value Proposition ▪ Localized Manufacturing ▪ Efficient and Integrated Supply Chains ▪ Builder Business Support - Design - Sales and Marketing - Installation Specialized Support ▪ Account Management with Big Builders ▪ Customer Integration and Amplification: One-to-Many ▪ Extend Focus to Fragmented Builders Defend & Extend New Construction Deliver full wrap solutions to defend our robust position and grow share with national and regional single-family builders, through our aligned value chain with our customers and installers ▪ Trusted Product Performance and Durability ▪ Best-in-class Product Warranty

47 JAMES HARDIE INVESTOR DAY 2024 Accelerate Profitable Share Gain Through Demand Creation Customer Builder/ Contractor Homeowners National Advertising Cause Marketing Homeowner Marketing Trade Marketing Local Marketing Texas Tough Brand of Choice Homeowner Focused, Customer and Contractor Driven

48 JAMES HARDIE INVESTOR DAY 2024 Industry Leading Investment MASS-MEDIA SOCIAL Industry Leading Demand Creation TARGETED MEDIA SEARCH JamesHardie.com VISUALIZATION NFL and the NFL shield design are registered trademarks of the National Football League.

49 JAMES HARDIE INVESTOR DAY 2024 48 JAMES HARDIE INVESTOR DAY 2024 Accelerate Profitable Share Gain Through Demand Creation Customer Builder/ Contractor Homeowners National Advertising Cause Marketing Homeowner Marketing Trade Marketing Local Marketing Texas Tough Brand of Choice Homeowner Focused, Customer and Contractor Driven Enhanced Approach to Consistently Drive 4%+ PDG Marketing for Growth ▪ Balanced Approach Across the Value Chain ▪ Increase in Efficiency of Spend ▪ Robust Consumer Insights & Proactive Testing Driving Demand Through James Hardie Brand Strength Homeowner Focused, Customer and Contractor Driven Increasing our aided brand awareness by +7 points Driving website traffic up +109% Delivering an increase in qualified leads by +31% CAP Membership growth of +20% to >6,000 Strong Early Results in FY24

50 JAMES HARDIE INVESTOR DAY 2024 Homeowner Focused, Customer and Contractor Driven Accelerate Profitable Share Gain Through Demand Creation Homeowners Superior Long- Lasting Beauty Great Path-to-Purchase Experience Premium Brand with Trusted Protection & Warranty Builder/ Contractor Best-In-Class Demand Creation and Local Marketing Support Optimize Installation Best-in-Class Integrated Business Support Customer Best-In-Class Demand Creation Premium Quality Products Best-in Class Integrated Business Support Including Localized Manufacturing

51 JAMES HARDIE INVESTOR DAY 2024 Day One Wrap-Up AARON ERTER CHIEF EXECUTIVE OFFICER

52 JAMES HARDIE INVESTOR DAY 2024 The James Hardie Strategy Homeowner Focused, Customer and Contractor Driven Strategic Initiatives 1 Profitably grow and take share where we have the right to win 2 Bring our customers high valued, differentiated solutions 3 Connect and influence all the participants in the customer value chain Supported by Our Foundational Imperatives Zero Harm Hardie Operating System ESG Our People Enabled by Customer Integration Innovative Solutions Brand of Choice Global Capacity Expansion

# US Housing Fundamentals Support Long-Term Growth

## Repair & Remodel

Housing Stock Aging Into Prime Remodeling Years

~35M

~35 Million Homes
Aged 20 to 40 Years Old[1]
(Single-Family Portion +23% vs. '19)

## New Construction

Cumulative Undersupply of US Housing

~2.1M

U.S. Housing is Currently Undersupplied by ~2.1M Units[2]

**Opportunity for Material Conversion and Long-Term Profitable Share Gain**

JamesHardie

1. Zonda analysis of US Census Bureau data; 20-40 Years Old defined as "heavy siding remodel years"
2. John Burns Research and Consulting, LLC, June 2024

53 | JAMES HARDIE INVESTOR DAY 2024

54 JAMES HARDIE INVESTOR DAY 2024 Day One Q&A AARON ERTER CHIEF EXECUTIVE OFFICER

55 JAMES HARDIE INVESTOR DAY 2024 Thank You!

56 JAMES HARDIE INVESTOR DAY 2024 Non-GAAP Financial Measures Financial Measures – GAAP Equivalents This document contains the financial statement line item EBIT, which is considered to be non-GAAP, but is consistent with the term used by Australian companies. Because we prepare our consolidated financial statements under GAAP, the equivalent GAAP financial Statement line item description used in our consolidated financial statements is Operating income (loss). EBIT – Earnings before interest and tax EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales Definitions ASP – Average net sales price per msf ("ASP") – Total net sales of fiber cement and fiber gypsum products, excluding accessory sales, divided by the total volume of products sold Working Capital – The working capital calculation used in our cash provided by operating analysis includes the change in: (1) Accounts and other receivables, net; (2) Inventories; and (3) Accounts payable and accrued liabilities. ROCE - Return on Capital Employed; calculated as Adjusted EBIT / Adjusted Gross Capital Employed mmsf – sales volume in million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – sales volume in thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness

57 JAMES HARDIE INVESTOR DAY 2024 Non-GAAP Financial Measures Non-GAAP Financial Information Derived from GAAP Measures Adjusted EBIT US$ Millions FY24 FY23 EBIT 767.4$ 741.4$ Asbestos: Asbestos adjustments loss 151.7 37.0 AICF SG&A expenses 1.6 1.4 Asset Impairment - greenfield site 20.1 - Adjusted EBIT 940.8$ 779.8$ North America Segment Adjusted EBIT and EBIT Margin US$ Millions FY24 FY23 FY22 FY21 North America Fiber Cement Segment EBIT 921.1$ 767.5$ 741.2$ 585.5$ Restructuring expenses - - - 2.5 North America Fiber Cement Segment Adjusted EBIT 921.1$ 767.5$ 741.2$ 588.0$ North America Fiber Cement Segment net sales 2,891.4 2,787.6 2,551.3 2,040.2 North America Fiber Cement Segment Adjusted EBIT margin 31.9% 27.5% 29.1% 28.8%

58 JAMES HARDIE INVESTOR DAY 2024 Non-GAAP Financial Measures Asia Pacific Segment Adjusted EBIT and EBIT Margin A$ Millions FY24 FY23 FY22 FY21 Asia Pacific Fiber Cement Segment EBIT 252.7A$ 208.8A$ 217.4A$ 172.4A$ Restructuring expenses - - - 4.9 Asia Pacific Fiber Cement Segment Adjusted EBIT 252.7A$ 208.8A$ 217.4A$ 177.3A$ Asia Pacific Fiber Cement Segment net sales 856.3 787.0 777.7 635.2 Asia Pacific Fiber Cement Segment Adjusted EBIT margin 29.5% 26.5% 28.0% 28.0% Europe Building Products Segment Adjusted EBIT and EBIT Margin € Millions FY24 FY23 FY22 FY21 Europe Building Products Segment EBIT 41.5€ 25.2€ 54.2€ 31.4€ Restructuring expenses - - - 4.5 Europe Building Products Segment Adjusted EBIT 41.5€ 25.2€ 54.2€ 35.9€ Europe Building Products Segment net sales 444.5 431.8 420.5 350.6 Europe Building Products Segment Adjusted EBIT margin 9.3% 5.8% 12.9% 10.4% Non-GAAP Financial Information Derived from GAAP Measures